Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. Notes to the financial statements on pages 9 to 17 should be referred to as supplementary information to this discussion and analysis.

Central Fund is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and it does not speculate in gold and silver prices. Central Fund is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. Central Fund retains The Central Group Alberta Ltd (the “Administrator”) to attend to all administrative duties as delegated by the Administrative and Consulting Agreement and as guided by the Board of Directors.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the interim financial statements.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” in the Company’s 2015 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2016.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2016 and October 31, 2015.

Financial Results – Changes in Net Assets

Total equity (referred to as “net assets”) decreased by $174.0 million or 5.5% during the three months ended January 31, 2016 primarily as a result of a 2.7% decrease in the price of gold per fine ounce (January 29, 2016: $1,111.80; October 30, 2015: $1,142.35) and a 9.9% decrease in the price of silver per ounce (January 29, 2016: $14.08; October 30, 2015: $15.63) during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Jan. 31, 2016	Oct. 31, 2015	July 31, 2015	Apr. 30, 2015
Change in unrealized appreciation of holdings	$(171.1)	$156.8	$(289.6)	$(166.3)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(174.0)	$152.9	$(292.6)	$(169.0)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(0.69)	$0.60	$(1.15)	$(0.66)
Total net assets	2,968.0	$3,142.0	$2,991.7	$3,284.2
Gold Price (per fine ounce)	$1,111.80	$1,142.35	$1,098.40	$1,180.25
Silver Price (per ounce)	$14.08	$15.63	$14.56	$16.52

	Jan. 31, 2015	Oct. 31, 2014	July 31, 2014	Apr. 30, 2014
Change in unrealized appreciation of holdings	$218.1	$(550.6)	$103.0	$61.2
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$215.4	$(553.5)	$100.1	$58.2
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.85	$(2.17)	$0.39	$0.23
Total net assets	$3,453.3	$3,237.9	$3,793.8	$3,693.7
Gold Price (per fine ounce)	$1,260.25	$1,164.25	$1,285.25	$1,288.50
Silver Price (per ounce)	$16.92	$16.20	$20.69	$19.28

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2016 was $174.0 million compared to net income of $215.4 million for the comparative period in 2015. Virtually all of the net loss for the three-month period ended January 31, 2016 was a result of the change in the unrealized appreciation of holdings during the period which was driven by the lower prices of gold and silver bullion during the three-month period. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $165,797 during the three-month period ended January 31, 2016 as compared to the same period in 2015. The decrease in administration fees was a direct result of the lower levels of average net assets under administration during the three-month periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended January 31, 2016 was 0.10% compared to 0.08% for the comparable three-month period in 2015. For the twelve-month period ended January 31, 2016, the expense ratio was 0.40% compared to 0.32% for the twelve-month period ended January 31, 2015. The increases in the expense ratios were a direct result of costs ($513,654) incurred to address issues related to Class A Shareholders’ Proceedings. If not for these costs, the expense ratios would have been 0.08% for the three month period, and 0.33% for the twelve-month period, ended January 31, 2016.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the three months ended January 31, 2016, Central Fund’s cash and cash equivalents decreased by $6.0 million to $1.4 million. This decrease was a result of the amounts used to pay expenses, including costs of the Class A Shareholders’ Proceedings and the year-end Class A share dividend. The Board of Directors and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 9 of the quarterly financial statements.

Class A Shareholders’ Proceedings - Requisition and Application

The costs incurred by the Company of $513,654 for the quarter ended January 31, 2016 (January 31, 2015: nil), primarily for legal and advisory work in relation to the Class A Shareholders’ Proceedings may be reduced by virtue of a partial recovery of costs as awarded to the Company by the Court. Any potential recovery of costs is not recognized in the financial statements and would not be recognized until the recovery of such costs is virtually certain.

Additional Information

This MD&A is dated February 22, 2016. Additional information relating to the Company, including its Annual Information Form and 2015 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

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